Mark E. Crone Managing Partner mcrone@cronelawgroup.com Joe Laxague Partner jlaxague@cronelawgroup.com

VIA EDGAR

August 1, 2024

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Office of Finance

Division of Corporation Finance

Washington, D.C. 20549

Attn: Sonia Bednarowski and Jessica Livingston

Re:	Plutus Financial Group Limited Amendment No. 2 to Registration Statement on Form F-1 Filed June 21, 2024 File No. 333-276791

Dear Ms. Bednarowski and Ms. Livingston:

We write on behalf of Plutus Financial Group Limited (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated July 17, 2024, commenting on Amendment No. 2 to the Company’s Registration Statement on Form F-1 filed June 21, 2024 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Amendment No. 2 to Registration Statement on Form F-1

Our Revenue Model

Plutus Securities

Securities Dealing and Brokerage Services, page 4

1. We note your disclosure on page 4 quantifying revenues from underwriting and placing services during 2022 and 2023. Please revise your disclosure, here and elsewhere as appropriate, to also clarify and quantify the extent to which you had any sub-underwriting or sub-placing revenues.

Response: In response to this comment, the Company has amended the Registration Statement on pages 4 and 61 to disclose that it did not act as a sub-placing agent during the years ended December 31, 2022 and 2023 and there were no sub-underwriting or sub-placement revenues for those periods.

United States Securities and Exchange Commission Attn: Sonia Bednarowski and Jessica Livingston August 1, 2024 Page 2 of 5

2. With regards to your underwriting and placement business, please revise your disclosures to indicate whether you market and sell/cross-sell the related instruments within the context of your asset management and advisory business.

Response: In response to this comment, the Company has amended the Registration Statement on page 4 to disclose that it did not market and sell/cross-sell its underwriting and placing services or related instruments to its customers in the asset management segment during the years ended December 31, 2022 and 2023.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for Fiscal Years Ended December 31, 2022 and 2023

Revenues, page 60

3. Please revise your disclosures to address the reason(s) for: (i) the significant increase in placing services weighted average commission rates, which appear to have risen from .3% in fiscal 2022 to 14% in fiscal 2023; and (ii) the significant decrease in placing proceeds, which declined from $160 million in fiscal 2022 to $8 million in fiscal 2023.

Response: In response to this comment, the Company has amended the Registration Statement on pages 61 and 67 to explain reasons for these changes during the 2023 fiscal year as compared to the prior year.

4. As it relates to fund subscription and management fees, please revise your disclosure to specify the rates charged on the Discretionary accounts and the Funds for the periods presented. In addition, noting your disclosure that the decrease in asset management fees year-over-year was the result of the decline in the rate charged to funds, revise your disclosures to address the reason(s) for the rate decrease.

Response: In response to this comment, the Company has amended the Registration Statement on pages 61 and 62 to discuss these rates in detail and to explain that total asset management fees decreased year-over-year as a result of no performance fees being charged during the 2023 fiscal year.

Operating Expenses, page 63

5. We note that investments procured by account executives increased from HK$267 million in 2022 to HK$273 million in 2023, but associated revenue generated from those investments declined from HK$7 million to HK$3 million. We also note your disclosure that commissions paid to account executives is based on investment amounts of investors, and that commission amounts in 2023 declined from the prior year. Please enhance your disclosures to provide more detail regarding the types of investments procured, average commission rates earned by you during the periods presented, and how changes in investments procured and associated revenue link to and affect the level of commissions paid.

Response: In response to this comment, the Company has amended the Registration Statement at page 63 to clarify that commissions payable to its account executives are based on the associated revenue generated by the Company from the investors introduced to the Company by the account executives, not on the gross amount invested by such investors in the Company’s products. In addition, a discussion of the annual volume generated by the Company’s securities trading business, discretionary accounts, and funds, together with the Company’s revenues realized from each of these activities and the resulting commissions paid to account executives for each has been added to page 63.

United States Securities and Exchange Commission Attn: Sonia Bednarowski and Jessica Livingston August 1, 2024 Page 3 of 5

6. We note the expected credit losses of HK$10.944 million recorded during fiscal 2023. Please revise your disclosures, here or elsewhere, as appropriate, to address the items below.

● Provide additional detail regarding the timing of the events and circumstances that resulted in you recording the expected credit loss amount during the last six months of fiscal 2023.

● Disclose whether you received additional listed share collateral to satisfy margin calls prior to collateral liquidation and whether you liquidated the collateral and received resulting funds directly (rather than customers doing so).

● Discuss the extent to which other customers had the same collateral security and whether these customers were required to post additional collateral to meet margin requirements.

● Describe how you determined the specific credit loss amount recorded. Include, but do not limit your disclosure to, a discussion of the extent to which any funds received or expected from (i) personal guarantees due to collateral shortfalls or (ii) sale of listed share collateral impacted the amount of expected credit loss recorded.

● Indicate, here and elsewhere as appropriate, whether there are any delinquencies in regard to the margins loans held, and, if so, provide an aging analysis.

● Disclose the general proportion of collateralization provided by securities, other assets, and personal guarantees for your margin loans.

● Quantify and discuss the level of funds, if any, received from personal guarantees due to collateral shortfalls on the margin lending activities for the periods presented.

● Clarify whether a brokerage customer still has access to new margin loans if you have recorded a credit loss on an outstanding margin loan for that customer.

● Disclose the amount of accrued interest receivable written off and included in the credit loss amount recorded.

Response: In response to this comment, the Company has amended the Registration Statement on pages 63, 67, and 73 to include each of the details requested above regarding the expected credit losses of HK$10.944 million during the 2023 fiscal year.

Additional disclosure regarding the general proportion of the Company’s margin loan collateralization was added on pages 4, 62, and 73.

United States Securities and Exchange Commission Attn: Sonia Bednarowski and Jessica Livingston August 1, 2024 Page 4 of 5

Related Party Transactions

Amounts due from related parties, page 114

7. We note your disclosure regarding the special dividend made in 2023 to offset the amount due from Mr. Zhao. We also note that your previous amendments stated that this balance would be settled by cash repayment from Mr. Zhao upon listing (e.g., page F-22 of the prior amendment). Please revise your disclosures, here or elsewhere as appropriate, to address the items below.

● Explain why you chose to forgive this amount through special dividend, rather than receiving cash payment.

● Disclose whether you expect any other advances or loans to be settled by dividend.

● Noting that your cash flow disclosures and the statement of cash flows show activity related to advances to a related party, clarify whether any other advances to a related party were outstanding at December 31, 2023. If so, specify to whom such advances were made and how you expect them to be settled.

Response: In response to this comment, the Company has amended the Registration Statement on page 117 to provide the requested information.

Consolidated Statements of Changes in Shareholders’ Equity, page F-5

8. We note that you had dividends that reduced the amounts due from Mr. Zhao in 2022 and in 2023. In the fiscal period ended December 31, 2022, you appear to have reflected the “dividends made through reduction in amount due from the shareholder” as a reduction of retained earnings. In the fiscal period ended December 31, 2023, you appear to have reflected the same type of dividend, to the same individual and for the same purpose, as solely a reduction to additional paid-in capital, rather than reducing retained earnings to zero first. Please provide us with a thorough accounting analysis explaining why you used different approaches for these dividends. Include specific references to accounting guidance you relied upon that supports your accounting treatment.

Response: In response to this comment, the Company respectfully advises the Staff that the Company made the dividend declaration decision for the 2023 dividend at year-end. The balance of retained earnings was negative as of year-end. Therefore, the Company determined that the dividend declared at the 2023 year-end was reflected as a reduction of additional paid-in capital.

The Company evaluated and determined whether any dividend was proposed to be declared at the year-end, December 31, 2023, because the Company must gather the transaction with the shareholder during the year and evaluate the financial situation of the Company as of the year-end, including net equity amount and profit or loss for the year. According to the memorandum of article of the Company, dividends may be declared and paid out of the profit of the Company or from any reserve set aside from profits. The Company noted that a loss occurred during the year, which would result in an accumulated loss reserve. The Company is of the opinion that it is appropriate to avoid declaring dividends from any expected accumulated loss reserve in order to comply with the memorandum of article. As a result, the Company declared the dividend through a reduction in the other positive reserve, which was the additional paid-in capital.

United States Securities and Exchange Commission Attn: Sonia Bednarowski and Jessica Livingston August 1, 2024 Page 5 of 5

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.